Exhibit 99.1

Canonic Announces Positive Results in Pre-Clinical Studies in its
Precise Product Program for Medical Cannabis

The results support the successful identification of specific cannabis varieties with anti-
inflammatory and pain relief properties, for which Canonic recently filed a patent application

Rehovot, Israel – January 18, 2022 – Canonic Ltd., focused on the development of medical grade cannabis products and a wholly-owned subsidiary of Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN), announced today positive results in pre-clinical studies in inflammatory and pain model systems conducted in Israel by Hadassah Medical Center in Jerusalem and by Migal - Galilee Research Institute in Kiryat Shmona. The results support the identification of specific cannabis varieties with heightened anti-inflammatory and pain relief properties for Canonic’s medical cannabis Precise product line and have led to a patent application filing.

In its Precise product line, Canonic aims to develop medical grade cannabis inflorescence and oil products that provide relief for patients for specific medical indications with a high level of consistency and specificity in its clinical effects. Canonic’s first product candidates within the Precise program target pain relief and inflammation reduction and are planned to be launched in Israel during 2023, followed by a European expansion.

According to industry estimates, the medical cannabis market in Europe is estimated to pass €1 billion in 2023. According to a broad health economic study run by the BfArM1 conducted in Germany, which represents over 50% of the European market, pain relief was the most frequently treated medical indication representing more than 70% of the medical indications treated with medical cannabis or cannabis-based medicines2. The Israeli medical cannabis market includes over 105,000 licensed patients and is estimated at $260 million per year, with over 60% of medical cannabis in Israel prescribed for pain and inflammation indications3.

1 The Federal Institute for Drugs and Medical Devices in Germany (https://www.bfarm.de/EN/Home/_node.html)
2 https://pubmed.ncbi.nlm.nih.gov/33564897/; https://www.aerzteblatt.de/int/archive/article/218127/Interim-results-of-the-survey-accompanying-the-prescription-of-cannabis-based-medicines-in-Germany-regarding-dronabinol
3 Please note the sources are in Hebrew: https://www.health.gov.il/Subjects/cannabis/Documents/licenses-status-december-2021.pdf; https://finance.walla.co.il/item/3428846

In the pre-clinical studies reported today, Canonic screened multiple cannabis lines from its diverse genetic collection for anti-inflammatory and pain relief properties. These lines had been selected according to active compounds compositions by using Evogene’s GeneRator AI tech engine. The screening of these selected lines was conducted in two separate models – in an in-vitro model at the laboratory of Prof. Reuven Or at the Hadassah Medical Center and in an in-vivo (fish larvae) model at Migal - Galilee Research Institute. Several varieties, including the cannabis variety which is the basis for Canonic’s product G1504, exhibited consistent positive results in both model systems, over several repetitions and independent cultivation cycles. Based on these results, Canonic has filed a patent application for several of these cannabis varieties and their medical effects.

Canonic expects to continue the development of these best performing varieties during 2022, including the gathering of clinical data, in expectation of commercializing its first Precise products in 2023 in Israel, with expansion into Europe planned to follow.

Canonic recently strengthened its management team with the recruitment of Ms. Tanya Damm Bokobza, EVP Business Development, and Dr. Haleli Sharir, Clinical Research Director. Their engagement with Canonic will support the plans for commercial expansion in Israel and Europe and clinical research activities. Canonic also published an updated investor presentation, which can be found here5.

Prof. Yossi (Joseph) Tam, Managing Director of the Multidisciplinary Center for Cannabinoid Research at the Hebrew University of Jerusalem & Advisor to Canonic, stated: “We would all like to think that cannabis represents a potential solution for specific, difficult to treat, medical conditions, such as pain or inflammatory diseases, for which we lack ideal treatments. After all, it would be poetic if nature’s wisdom provided the medicine we have not yet designed ourselves. The ability of Canonic’s medical cannabis varieties in reducing pain and inflammation in pre-clinical settings is impressive. Indeed, breeding whole cannabis plants such that they contain specific compounds in specific quantities and tailored ratios in order to hit the right disease targets with minimal adverse events is what we should aim for in order to benefit our society. And this is exactly what Canonic does.”

4 For more information, please see: https://canonic.co.il/g150/. Please note that the page is in Hebrew.
5 http://www.evogene.com/wp-content/uploads/2022/01/Canonic-Company-Presentation_Jan2022_FINAL.pdf

Dr. Arnon Heyman, CEO of Canonic, stated: “We are pleased with the progress achieved in these pre-clinical studies, which now allow us to advance the development of our first products in the Precise medical cannabis line. These results demonstrate further confirmation for the power of the computational biology platform that we use, supported by Evogene's GeneRator AI tech engine. I would like to thank our partners at Hadassah Medical Center and Migal - Galilee Research Institute and I look forward to continuing the development of our novel products. I believe that the global cannabis market is moving in the direction of products backed by clinical data supporting the consistency of medical relief for patients. These are precisely the type of products Canonic is developing in its Precise program.  We look forward to updating as we advance towards commercialization.”

About Canonic Ltd.:

Canonic is a subsidiary of Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN), developing medical Cannabis products utilizing a Computational Predictive Biology (CPB) platform. The Company’s products in development are aimed at improving active compounds yield, genetic stability and Cannabis varieties for specific medical indications. The Company’s strategy includes the development of Cannabis varieties in order to commercialize medical Cannabis products independently or through collaborations. Canonic has exclusive access to Evogene’s genomic assets and technology for the development of medical Cannabis products. For more information, please visit: https://www.canonicbio.com/.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN, TASE: EVGN) is a leading computational biology company focused on revolutionizing product discovery and development in multiple life-science based industries, including human health and agriculture, through the use of its broadly applicable Computational Predictive Biology (CPB) platform.  The CPB platform, incorporating a deep understanding of biology leveraged through the power of Big Data and Artificial Intelligence, has been designed to computationally discover and uniquely guide the development of life-science products based on microbes, small molecules and genetic elements.  Utilizing the CPB platform, Evogene and its subsidiaries are now advancing product pipelines for human microbiome-based therapeutics through Biomica Ltd., medical cannabis through Canonic Ltd., ag-biologicals through Lavie Bio Ltd., ag-chemicals through AgPlenus Ltd., and ag-solutions for castor oil production through Casterra Ag. Ltd.  For more information, please visit: www.evogene.com.

Forward Looking Statements:

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates”, “aims” or words of similar meaning. For example, Evogene and Canonic are using forward-looking statements in this press release when they discuss Canonic’s product development efforts and commercialization plans for its Precise product line, the potential benefits of Canonic’s products and product candidates, and the expected growth in the cannabis market and number of patients. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, and involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with applicable securities authorities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Rivka Neufeld Investor Relations E: IR@evogene.com T: +972-8-931-1940	Joseph Green Edison Group E: jgreen@edisongroup.com T: +1 646-653-7030
Laine Yonker Edison Group E: lyonker@edisongroup.com T: +1 646-653-7035